CUSIP No. 500233101	13D	Page 1 of 25 pages

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. ____)*

KOHLBERG CAPITAL CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

500233101

(CUSIP number)

Jennifer M. Pulick Chief Compliance Officer Cyrus Capital Partners, L.P. 399 Park Avenue, 39th Floor New York, New York 10022 (212) 380-5821

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 25 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 500233101	13D	Page 2 of 25 pages

1.	NAMES OF REPORTING PERSONS

Cyrus Capital Partners, L.P. (“Cyrus”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 1,099,887
		8.	SHARED VOTING POWER N/A
		9.	SOLE DISPOSITIVE POWER 1,099,887
		10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,099,887
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
5.0%*
14.	TYPE OF REPORTING PERSON
PN

* All percentage calculations set forth herein assume that there are 21,836,010 shares of Common Stock outstanding, as reported in Kohlberg Capital Corporation’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2009.

CUSIP No. 500233101	13D	Page 3 of 25 pages

1.	NAMES OF REPORTING PERSONS

Cyrus Opportunities Master Fund II, Ltd. (“COMF”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 1,099,887
		8.	SHARED VOTING POWER N/A
		9.	SOLE DISPOSITIVE POWER 1,099,887
		10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,099,887
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
5.0%*
14.	TYPE OF REPORTING PERSON
CO

* All percentage calculations set forth herein assume that there are 21,836,010 shares of Common Stock outstanding, as reported in Kohlberg Capital Corporation’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2009.

CUSIP No. 500233101	13D	Page 4 of 25 pages

1.	NAMES OF REPORTING PERSONS

CRS Fund, Ltd. (“CRS”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 1,099,887
		8.	SHARED VOTING POWER N/A
		9.	SOLE DISPOSITIVE POWER 1,099,887
		10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,099,887
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
5.0%*
14.	TYPE OF REPORTING PERSON
CO

* All percentage calculations set forth herein assume that there are 21,836,010 shares of Common Stock outstanding, as reported in Kohlberg Capital Corporation’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2009.

CUSIP No. 500233101	13D	Page 5 of 25 pages

1.	NAMES OF REPORTING PERSONS

Crescent 1, L.P. (“Crescent”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 1,099,887
		8.	SHARED VOTING POWER N/A
		9.	SOLE DISPOSITIVE POWER 1,099,887
		10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,099,887
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
5.0%*
14.	TYPE OF REPORTING PERSON
PN

* All percentage calculations set forth herein assume that there are 21,836,010 shares of Common Stock outstanding, as reported in Kohlberg Capital Corporation’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2009.

CUSIP No. 500233101	13D	Page 6 of 25 pages

1.	NAMES OF REPORTING PERSONS

Cyrus Capital Advisors, L.L.C. (“Cyrus Advisors”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 1,099,887
		8.	SHARED VOTING POWER N/A
		9.	SOLE DISPOSITIVE POWER 1,099,887
		10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,099,887
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
5.0%*
14.	TYPE OF REPORTING PERSON
OO

* All percentage calculations set forth herein assume that there are 21,836,010 shares of Common Stock outstanding, as reported in Kohlberg Capital Corporation’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2009.

CUSIP No. 500233101	13D	Page 7 of 25 pages

1.	NAMES OF REPORTING PERSONS

Cyrus Select Opportunities Master Fund, Ltd. (“CSOMF”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 1,099,887
		8.	SHARED VOTING POWER N/A
		9.	SOLE DISPOSITIVE POWER 1,099,887
		10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,099,887
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
5.0%*
14.	TYPE OF REPORTING PERSON
CO

* All percentage calculations set forth herein assume that there are 21,836,010 shares of Common Stock outstanding, as reported in Kohlberg Capital Corporation’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2009.

CUSIP No. 500233101	13D	Page 8 of 25 pages

1.	NAMES OF REPORTING PERSONS

Cyrus Capital Partners GP, L.L.C. (“Cyrus GP”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 1,099,887
		8.	SHARED VOTING POWER N/A
		9.	SOLE DISPOSITIVE POWER 1,099,887
		10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,099,887
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
5.0%*
14.	TYPE OF REPORTING PERSON
OO

* All percentage calculations set forth herein assume that there are 21,836,010 shares of Common Stock outstanding, as reported in Kohlberg Capital Corporation’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2009.

CUSIP No. 500233101	13D	Page 9 of 25 pages

1.	NAMES OF REPORTING PERSONS

Stephen C. Freidheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 1,099,887
		8.	SHARED VOTING POWER N/A
		9.	SOLE DISPOSITIVE POWER 1,099,887
		10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,099,887 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
5.0%*
14.	TYPE OF REPORTING PERSON
IN

* All percentage calculations set forth herein assume that there are 21,836,010 shares of Common Stock outstanding, as reported in Kohlberg Capital Corporation’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2009.

(1) See Item 2(a).

CUSIP No. 500233101	13D	Page 10 of 25 pages

ITEM 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Kohlberg Capital Corporation, a corporation organized under the laws of the state of Delaware (the “Issuer”), with its principal executive offices located at 295 Madison Avenue, 6th Floor, New York, NY 10017. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a) This Schedule 13D is being filed by Cyrus Capital Partners, L.P., a Delaware limited partnership (“Cyrus”), Cyrus Opportunities Master Fund II, Ltd., a Cayman Islands company (“COMF”), CRS Fund, Ltd., a Cayman Islands company (“CRS”), Crescent 1, L.P., a Delaware limited partnership (“Crescent”), Cyrus Capital Advisors, L.L.C., a Delaware limited liability company (“Cyrus Advisors”), Cyrus Select Opportunities Master Fund, Ltd., a Cayman Islands company (“CSOMF”), Cyrus Capital Partners GP, L.L.C., a Delaware limited liability company (“Cyrus GP”), and Mr. Stephen C. Freidheim (each of Cyrus, COMF, CRS, Crescent, Cyrus Advisors, CSOMF, Cyrus GP and Mr. Freidheim, collectively, the “Reporting Persons”).

Each of COMF, CRS, Crescent and CSOMF (collectively, the “Investors”) are private investment funds engaged in the business of acquiring, holding and disposing of investments in various companies. Cyrus is the investment manager of each of the Investors. Cyrus GP is the general partner of Cyrus. Cyrus Advisors is the general partner of Crescent. Mr. Freidheim is the managing member of each of Cyrus GP and Cyrus Advisors, and the Chief Investment Officer of Cyrus.

Except for Mr. Freidheim, each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by such Reporting Person.

Mr. Freidheim disclaims beneficial ownership of the securities of the Issuer held by the Investors, except to the extent of his pecuniary interest in the Investors, if any.

(b) The business address of each of the foregoing Reporting Persons is 399 Park Avenue, 39th Floor, New York, New York 10022.

(c) Set forth in Exhibit 1 attached hereto are the respective names, business addresses, present principal occupations and citizenships of the executive officers, directors and control persons, as applicable, of each of the Reporting Persons.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Freidheim is a citizen of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,099,887 shares of Common Stock beneficially owned by the Reporting Persons was $4,861,731.97, inclusive of brokerage commissions.

The aggregate purchase price of the 538,945 shares of Common Stock beneficially owned by COMF was $2,382,877.29, inclusive of brokerage commissions.

The aggregate purchase price of the 230,976 shares of Common Stock beneficially owned by CRS was $1,020,336.07, inclusive of brokerage commissions.

The aggregate purchase price of the 219,977 shares of Common Stock beneficially owned by Crescent was $972,345.41, inclusive of brokerage commissions.

The aggregate purchase price of the 109,989 shares of Common Stock beneficially owned by CSOMF was $486,173.20, inclusive of brokerage commissions.

Limited partners of the shareholders of each of COMF, CRS and CSOMF provided all of the funds used to purchase their respective shares of Common Stock of the Issuer. The limited partners of Crescent provided all of the funds used to purchase its shares of Common Stock of the Issuer.

CUSIP No. 500233101	13D	Page 11 of 25 pages

ITEM 4.	Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock reported herein based on the Reporting Persons’ belief that the shares of Common Stock of the Issuer at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market and general economic conditions, other investment opportunities available to the Reporting Persons, the market prices of the shares of Common Stock of the Issuer (the “Securities”), the business affairs and financial condition of the Issuer and other factors deemed relevant to the Reporting Persons, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Securities in the open market or in private transactions, including the purchase of Securities through a tender offer or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On March 26, 2010, Cyrus sent a letter to the board of directors of the Issuer (the “March 26th Letter”). A copy of the March 26th Letter is attached hereto as Exhibit 2 and is incorporated herein by reference. It is anticipated that the Reporting Persons may, from time to time, have discussions with management, the board of directors, and other stockholders of the Issuer. The Reporting Persons intend to monitor and evaluate the Issuer’s business, corporate governance and financial performance, to monitor efforts by management to increase stockholder value and to be available to management to the extent that the Issuer may benefit from the institutional experience of the Reporting Persons. The Reporting Persons also may seek in the future to have one or more representatives appointed or elected to the board of directors of the Issuer or to propose other matters for consideration and approval by the Issuer’s stockholders or board of directors. The Reporting Persons also may decide in the future to propose a transaction whereby all or a portion of the Issuer be sold, and in connection therewith the Reporting Persons may seek to participate in such transaction or seek to acquire control of the Issuer in a negotiated transaction or otherwise. If it or its affiliates should acquire control of the Issuer, it or its affiliates may transfer all or part of the Issuer to affiliated or unaffiliated persons.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to or result in the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own 1,099,887 shares of Common Stock, which represent approximately 5.0% of the issued and outstanding shares of Common Stock.

(b) The Reporting Persons have the power to vote, or direct the vote, and dispose of, or direct the disposition of, 1,099,887 shares of Common Stock, which represent approximately 5.0% of the outstanding shares of Common Stock.

(c) During the past 60 days, the Reporting Person have purchased 1,099,887 shares Common Stock of the Issuer.

COMF, CRS, Crescent and CSOMF acquired their respective shares of Common Stock of the Issuer on the dates and at the prices set forth on Exhibit 3.

All of the shares referenced above were acquired by the Investors in the open market.

(d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

CUSIP No. 500233101	13D	Page 12 of 25 pages

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Officers and Directors of Cyrus, COMF, Crescent, Cyrus Advisors, CRS, CSOMF and Cyrus GP.

Exhibit 2	Letter dated March 26, 2010, from Cyrus to the board of directors of the Issuer.

Exhibit 3	Item 5(c) Disclosures

Exhibit 4	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 500233101	13D	Page 13 of 25 pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

          EXECUTED as a sealed instrument this 26th day of March, 2010.

CYRUS CAPITAL PARTNERS, L.P.
By: Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name: Stephen C. Freidheim
Title: Managing Member

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name: Stephen C. Freidheim
Title: Managing Member

/s/ Stephen C. Freidheim
Stephen C. Freidheim, an individual

CRESCENT 1, L.P.
By: Cyrus Capital Advisors, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name: Stephen C. Freidheim
Title: Managing Member

CYRUS CAPITAL ADVISORS, L.L.C.

By:	/s/ Stephen C. Freidheim
Name: Stephen C. Freidheim
Title: Managing Member

CUSIP No. 500233101	13D	Page 14 of 25 pages

CYRUS OPPORTUNITIES MASTER FUND II, LTD.

By:	/s/ Stephen C. Freidheim
Name: Stephen C. Freidheim
Title: Authorized signatory

CRS FUND, LTD.

By:	/s/ Stephen C. Freidheim
Name: Stephen C. Freidheim
Title: Authorized signatory

CYRUS SPECIAL OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Stephen C. Freidheim
Name: Stephen C. Freidheim
Title: Authorized signatory

CUSIP No. 500233101	13D	Page 15 of 25 pages

EXHIBIT INDEX

Exhibit 1:	Officers and Directors of Cyrus, COMF, Crescent, Cyrus Advisors, CRS, CSOMF and Cyrus GP.

Exhibit 2	Letter dated March 26, 2010, from Cyrus to the board of directors of the Issuer.

Exhibit 3	Item 5(c) Disclosures

Exhibit 4	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.